EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: decision concerning a private placement of Debentures (Series 9) by way of expanding the existing debenture series

1.	The Company hereby provides notification that on June 11, 2017, the Company’s Board of Directors approved the execution of a private placement of Debentures (Series 9) (the “Additional Debentures”), in a total amount of NIS 60,000,000 par value, in a private placement to a classified investor who is among the investors listed in the First Schedule to the Securities Law, 5728-1968, by way of expanding the existing series of Debentures (Series 9) issued by the Company and which was listed for trading on TASE for the first time in accordance with the Company’s shelf prospectus dated May 30, 2014, as amended in the correction of the clerical error on June 5, 2014, and as extended on May 11, 2016 until May 29, 2017 (the “Private Placement”).

2.	The private placement will be executed at a price of NIS 1.055 per NIS 1 par value of Debentures (Series 9), and for a total consideration of NIS 63,300,000. Prior to the issuance of the Additional Debentures in the Private Placement, there is no discount on the Debentures (Series 9.) The Debentures (Series 9) to be issued in the Private Placement will be issued at a price higher than their adjusted value (of NIS 1.001 to NIS 1 par value, as of this date), and therefore no discount is expected in the issuance.

3.	The Debentures that will be issued in the Private Placement will be registered in the Company’s securities register in the name of the Nominee Company of Bank Hapoalim B.M. Following the Private Placement, the total amount of the Debentures (Series 9) will be NIS 1,546,968,000 par value.

4.	The Debentures (Series 9) of the Company are rated Aa2.il with a stable outlook by Midroog Ltd. (“Midroog”) and ilAA by Standard & Poor’s Maalot (“Maalot”) (for details, see the immediate report published by the Company on May 25, 2017 (Reference No. 2017-01-043915) regarding Midroog’s rating, and the immediate report published by the Company on May 25, 2017 (Reference No. 2017-01-043918) regarding Maalot’s rating. It should be noted that in the framework of such ratings, an issuance cap of up to NIS 1.1. billion par value of the Company’s debentures was approved, of which the Company issued a total of NIS 991,900,808 par value pursuant to the shelf offering report dated May 25, 2017.

5.	The issuance of the debentures is subject to receipt of TASE’s approval to list the Additional Debentures for trading, no later than July 23, 2017.

6.	The terms of the debentures that will be issued in the private placement are identical to those of the existing Debentures (Series 9), and as of the date of their issuance, the Additional Debentures together with the existing debentures will constitute a single series for all intents and purposes. For details regarding the terms of the Company’s Debentures (Series 9), see the Shelf Offering Report dated October 13, 2015, in which such debentures were offered and listed for trading on TASE.

7.	It is clarified that subject to receipt of TASE’s approval, as stated above, the additional Debentures (Series 9) that will be issued as part of the private placement will be listed for trade on the TASE, but will be subject to the restrictions on resale provided in Section 15C of the Securities Law, 5728-1968 and the Securities Regulations (Details Concerning Sections 15A to 15C of the Law), 5760-2000.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.